MUNDOVAL FUND
GLOBAL VALUE INVESTING



Shareholder Update: November 2011

Munich Re: Creating Lasting Value for Shareholders

Munich Re Group (MURGY-NASDAQ) is one of the largest reinsurance and insurance companies in the world, headquartered in Munich, Germany. Reinsurance is a form of insurance purchased by one insurance company (insurer) from another insurance company (reinsurer) as a means of risk management. The reinsurer and the insurer enter into an agreement which details the conditions upon which the reinsurer would pay the insurer's losses (in terms of excess of loss or proportional to loss). The reinsurer is paid a reinsurance premium and the insurer in turn issues insurance policies to its own policyholders. Reinsurance transfers some risk from the insurer to the reinsurer.

Munch Re has more than 4,000 corporate clients (insurance companies) in approximately 160 countries. It assumes part of the risk covered by these insurance companies, as well as providing comprehensive advice on the insurance business. Munich Re's primary insurance operations are mainly concentrated in the ERGO Insurance Group. ERGO writes all types of life and health insurance, and most types of property and casualty insurance. Outside of Germany, ERGO is present in more than 30 countries around the world, servicing 40 million clients.

The objective of Munich Re management is to analyze risks from every angle, then assess and diversify them,-creating lasting value for shareholders, clients and employees. Their value-based management philosophy and focus on a sustained increase in Munich Re's share price is most evident in their commitment to generating a 15% annual rate of return on risk adjusted capital, consistent repurchasing of common stock, the payment of an attractive annual dividend to shareholders (6.25 euro) and an objective to keep their combined ratio (claims expenses relative to premiums) as low a possible.

Nikolaus vom Bomhard, Chairman of the Board, recently commented, "It (2011) was an exceptional accumulation of major losses (floods in Australia, tsunami in Japan & earthquake in New Zealand), but that is precisely what reinsurance is for. After all, a well developed and functioning reinsurance business and insurance program helps to overcome disasters of this scale. Primary insurance provides stable earnings and balances the burdens that occur in reinsurance due to high claims costs." Munich Re is an attractively priced global insurance business, selling at a discount to its book value of approximately 100 euro. We are also attracted to the solid, 6.5% dividend yield and the management team that is committed to creating value for shareholders over time

-Art Johnson, Mundoval Fund President

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM



MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 10/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	35
2010 Turnover:	34%
Net Assets:	$12.7 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

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(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

Munich Re:
Creating Lasting Value for Shareholders

By Art Johnson, President & Portfolio Manager, Mundoval Fund

Munich Re Group (MURGY-NASDAQ) is one of the largest reinsurance and insurance companies in the world, headquartered in Munich, Germany. Reinsurance is a form of insurance purchased by one insurance company (insurer) from another insurance company (reinsurer) as a means of risk management. The reinsurer and the insurer enter into an agreement which details the conditions upon which the reinsurer would pay the insurer's losses (in terms of excess of loss or proportional to loss). The reinsurer is paid a reinsurance premium and the insurer in turn issues insurance policies to its own policyholders. Reinsurance transfers some risk from the insurer to the reinsurer.

Click **HERE** to view Art Johnson's complete review of Munich Re.